Exhibit 99.1

EXECUTION VERSION

EMERALD HEALTH THERAPEUTICS, INC.

$39,000,000

EQUITY DISTRIBUTION AGREEMENT

March 27, 2019

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, Ontario

M5H 1J8

Ladies and Gentlemen:

Emerald Health Therapeutics, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Corporation”), confirms its agreement (this “Agreement”) with GMP Securities L.P. (the “Agent”) to issue and sell common shares of the Corporation upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 22 hereof.

1.	Issuance and Sale of Shares.

The Corporation and the Agent agree that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, the Corporation may issue and sell through the Agent, common shares (the “Shares”) of the Corporation having an aggregate sales price of up to $39,000,000 million, provided that the market value of Shares distributed under the Prospectus Supplement (as defined below) shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102 (as defined below), which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agent shall agree from time to time. The issuance and sale of the Shares through the Agent will be effected pursuant to the Prospectus (as defined below) filed by the Corporation.

2.	Placements.

(a)	Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to such Placement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold on any one Trading Day (as defined herein), whether the Corporation desires the Placement Shares to be sold on a particular Canadian Marketplace (as defined herein), and any minimum price below which sales may not be made. The Placement Notice shall be executed or sent by any of the individuals (each an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Agent unless and until (i) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, (v) the expiry of the time period, if any, set out in the Placement Notice, or (vi) this Agreement has been terminated under the provisions of Section 13.

(i)	Placement Fee. The amount of compensation to be paid by the Corporation to the Agent in consideration of the Agent's services hereunder and with respect to each Placement under this Agreement shall be equal to 2.50% of the gross proceeds from such Placement (the “Placement Fee”),

(ii)	No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the Agent and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agent will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(b)	Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed $39,000,000 million.

3.	Sale of Placement Shares by the Agent.

Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agent covenants and the Corporation acknowledges that the Agent will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable Securities Laws (as defined below), and, if applicable, the rules of the TSXV, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day showing the number of Placement Shares sold on the TSXV and on any other “marketplace” (as such term is defined in NI 21-101 in Canada) (a “Canadian Marketplace”), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSXV and any other Canadian Marketplace), the gross proceeds, the commissions payable by the Corporation to the Agent with respect to such sales, and the Net Proceeds (as defined below) payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agent may sell Placement Shares by any method permitted by law that constitutes an “at the market distribution” under NI 44-102 and made in compliance with the Exemption (as defined herein), including, without limitation, sales made directly on the TSXV or on any other Canadian Marketplace.

The Agent acknowledges and agrees that the aggregate number of Placement Shares sold on the TSXV and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSXV and all other Canadian Marketplaces on that Trading Day, and covenant not to exceed that threshold.

The Agent covenants and agrees that, during the time the Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been suspended or terminated in accordance with the terms hereof, the Agent will monitor closely the market’s reaction to trades made on the TSXV or another Canadian Marketplace pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if the Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. The Agent and the Corporation acknowledge and agree that it is in the interest of both the Agent and the Corporation to minimize the market impact of sales of Placement Shares under the Offering. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agent cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

The Agent covenants and agrees that it will not (nor will any of its affiliates or any person or company acting jointly or in concert with the Agent) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agent will incur no liability or obligation to the Corporation or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.	Suspension of Sales.

(a)	The Corporation or the Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which the Agent has received a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and the Agent agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information (i.e. information regarding a “material fact” or “material change” that has not been generally disclosed) with respect to the Corporation or the Shares, the Corporation and the Agent (provided it has been given prior written notice of such by the Corporation, which notice the Agent agrees to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation agrees that no such notice shall be effective against the Agent unless it is made in writing to the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(c)	If, after the Corporation delivers a Placement Notice to the Agent, the sale of the Placement Shares specified in the notice, taking into consideration prior sales, would constitute a material fact or material change, the Corporation shall suspend sales under this Agreement until either: (i) it has disseminated and filed a Designated News Release, in the case of a material fact, or has filed a material change report, as defined in NI 44-101, or amended the Prospectus, or (ii) circumstances have changed so that the sales would no longer constitute a material fact or material change.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) trading day on the TSXV following the date on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Corporation to the Agent pursuant to Section 2 hereof.

(b)	Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s account or its designee’s account (provided that the Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. though its CDSX system for Shares or by such other means of delivery as may be mutually agreed by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 herein, the Corporation shall not be obligated to pay the Agent any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the TSXV; (ii) a material disruption in securities settlement or clearance services in Canada; or (iii) failure by the Agent to comply with its obligations under the terms of this Agreement.

6.	Prospectus.

The Corporation has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions: (a) the Preliminary Base Prospectus, and (b) the Final Base Prospectus, in respect of an aggregate of up to $39,000,000 in common shares, preferred shares, warrants, subscription receipts, units and debt securities of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Securities Laws. The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Prospectus Review Procedures”) in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Preliminary Base Prospectus. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Final Base Prospectus (the “Final Receipt”). The term “Base Prospectus” means the Final Base Prospectus, relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt, with respect thereto in accordance with Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Securities Laws. As used herein, “Prospectus Supplement” means the prospectus supplement dated March 27, 2019 to the Base Prospectus relating to the Shares, filed or to be filed, as applicable, by the Corporation with the Qualifying Authorities in accordance with Securities Laws.

Any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment, restatement or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment”, “restatement” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing of any document with the Qualifying Authorities, as applicable, on or after the date of the receipt issued for, or the date of, as applicable, the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment, restatement or supplement thereto shall be deemed to include any copy filed with any Qualifying Jurisdiction on SEDAR.

All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Base Prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Securities Laws to be a part of or included in the Prospectus.

7.	Representations and Warranties of the Corporation.

The Corporation represents and warrants to, and agrees with, the Agent that each of the matters set forth in this Section 7 are true and correct and shall be true and correct (except only to the extent that any such representation is, by its express terms, limited to a specific date or, with respect to any such representation made or deemed to be made after the date hereof, as otherwise updated and expressly disclosed in a Placement Notice) as of: (a) the date of this Agreement; (b) each Representation Date on which a certificate is required to be delivered pursuant to Section 8(m); and (c) each time a Placement Notice is delivered to the Agent or a suspended Placement Notice ceases to be suspended:

(a)	Shelf Prospectus Qualification. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective.

(b)	Prospectus. The Prospectus, at the time of filing thereof with the Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Securities Laws. The Prospectus, as amended, restated or supplemented, as of its date, did not and, as of each Distribution Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Securities Laws. The Prospectus, as amended, restated or supplemented, as of its date, did and, as of each Distribution Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares being distributed and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Prospectus, or any amendments, restatements or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Corporation in writing by or on behalf of the Agent expressly for use therein. The Corporation has delivered to the Agent one complete electronic copy of the Final Base Prospectus and an electronic copy of each consent of experts filed as a part thereof, and conformed electronic copies of the Final Base Prospectus and the Prospectus, as amended or supplemented.

(c)	Incorporation and Good Standing of Corporation. The Corporation has been duly incorporated and is validly existing under the laws of the Province of British Columbia and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Prospectus and to own and lease its properties and assets as is or will be described in the Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets.

(d)	Incorporation and Good Standing of Subsidiaries. Each of the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Prospectus.

(e)	Compliance with Applicable Laws. Each of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all such jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole), and all such licenses, registrations or qualifications which are material are valid and existing in good standing.

(f)	No Defaults. None of the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity) is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity) is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole).

(g)	Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Bennett Jones LLP referred to in Section 8(n) hereof.

(h)	No Consents Required. Except as shall have been made or obtained on or before each Distribution Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(i)	Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Prospectus and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Prospectus prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Securities Laws.

(j)	No Material Adverse Change. Except as has been or will be disclosed in or contemplated by the Prospectus or any amendment to the Prospectus, subsequent to December 31, 2017, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and the Subsidiaries (taken as a whole).

(k)	Financial Information. The audited consolidated financial statements of the Corporation including the auditor’s report and notes in respect thereof, incorporated by reference into the Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board in each case applied on a consistent basis throughout the periods involved. Any selected financial data set forth in the Prospectus or any amendment or restatement to the Prospectus will fairly present, on the basis stated therein, the information included therein.

(l)	Legal Proceedings. Except as is disclosed in the Prospectus or any amendment or restatement to the Prospectus or as otherwise disclosed to the Agent in writing, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity)) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary (or the Joint Venture Entity) at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of the Subsidiaries (or Joint Venture Entity), domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation (financial or otherwise).

(m)	No Violation. The Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Placement Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any material term or provision of the notice of articles, articles or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity), as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity), is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation.

(n)	Capitalization. The Corporation is authorized to issue an unlimited number of Shares and preferred shares in the capital of the Corporation.

(o)	The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(p)	No Preemptive Rights. Except as provided for herein or under the Corporation’s omnibus incentive plan and the Corporation’s restricted share units and warrants outstanding, no person has any agreement, option, right or privilege (whether preemptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares.

(q)	No Orders. No Qualifying Authority or similar regulatory authority or the TSXV has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Securities Laws.

(r)	Listing on TSXV. The issued and outstanding Shares are listed and posted for trading on the TSXV and the Placement Shares will be listed and posted for trading on the TSXV upon the Corporation complying with the conditions imposed by the TSXV in its conditional approval letter dated March 13, 2019 (or any subsequent letter) with respect thereto (if any).

(s)	Reporting Issuer. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Qualifying Jurisdictions where such concept exists.

(t)	Transfer Agent and Registrar. Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Shares.

(u)	Independent Accountants. Deloitte LLP, who have audited certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the consolidated financial statements included or incorporated by reference in the Prospectus, or any amendments or supplements to the Prospectus, are independent with respect to the Corporation within Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

(v)	No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws, or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(w)	No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required;

(x)	Income Tax. The statements in the Prospectus under the heading “Eligibility for Investment”, and insofar as such statements summarize legal matters therein, will be accurate and fair summaries of such legal matters.

(y)	Purchases by the Agent. The Corporation acknowledges and agrees that the Agent has informed the Corporation that the Agent may, but is not required to, to the extent permitted under the Securities Laws, this Agreement and the Exemption, purchase and sell Shares for the Agent’s own account and for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(z)	Significant Acquisition. No acquisition has been made by the Company since the date that is 75 days prior to the date of the Final Base Prospectus that would be a “significant acquisition” (as such term is defined under NI 41-101) for the purposes of Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Prospectus, would be a significant acquisition for the purposes of Securities Laws, in each case, that would require the prescribed disclosure in the Prospectus pursuant to Securities Laws.

(aa)	Previous Acquisitions. All “significant acquisition(s)” or acquisitions otherwise material to the Corporation that have been completed by the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have been fully and properly disclosed in the Public Record, were completed in material compliance with all applicable corporate and Securities Laws and all material corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(bb)	Title to Business Assets. The Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have good, valid and marketable title to and have all necessary rights in respect of all of their material Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens (except as disclosed in the Prospectus, including the documents incorporated by reference), and no other rights are necessary for the conduct of the Business as currently conducted or as proposed to be conducted. The Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity) to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have any obligation to pay any commission, license fee or similar payment to any person in respect thereof, other than as disclosed in the Prospectus and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets.

(cc)	Compliance with Laws, Regulatory Approvals and Authorizations. All operations of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) in respect of or in connection with the Business Assets have been and continue to be conducted in material compliance with all Applicable Laws. The Corporation and its subsidiaries have obtained and are in material compliance with all Authorizations to permit them to conduct their Business as currently conducted or proposed to be conducted. All of the Authorizations issued to date are valid and in full force and effect and none of the Corporation or any of its subsidiaries has received any correspondence or notice from any Governmental Authority alleging or asserting material non- compliance with any Applicable Laws or Authorizations. None of the Corporation or any of its subsidiaries have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. The Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) are not conducting, nor does the Business involve, any “marijuana-related activities” in the United States within the meaning of CSA Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (Revised).

(dd)	Research and Development. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) in connection with the Business is being conducted in compliance with, in all material respects, all industry, laboratory safety, management and training standards applicable to the Business, all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ee)	Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms, in all material respects. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material adverse change in, the business relationship of the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity), with any supplier, distributor, or customer, or any group of suppliers, distributors or customers whose business with or whose purchases or inventories/components provided to the Business are individually or in the aggregate material to the Business Assets, the Business, properties, operations or financial condition of the Corporation, the Subsidiaries or the Joint Venture Entity. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(ff)	Privacy Protection. Each of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) has security measures and safeguards in place as are necessary to comply with Applicable Laws with respect to the protection of personal information that it collects from registered patients and customers and other parties from (i) illegal or unauthorized access or use by its personnel or third parties; or (ii) access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. To their knowledge, (i) the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have complied, in all material respects, with all applicable privacy and consumer protection legislation; and (ii) neither the Corporation nor any of the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) has unlawfully collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in a manner which would have a Material Adverse Effect. The Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have taken steps appropriate to the sensitivity of the personal information in their respective custody to protect such information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(gg)	Intellectual Property. The Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Business, and other than as disclosed to the Agent in writing, the Corporation is not aware of any claim to the contrary or any challenge by any other person to the rights of the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) with respect to the foregoing. To the knowledge of the Corporation, the Business, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No claim has been made against the Corporation or any Subsidiary (and to the best of the Corporation’s knowledge, the Joint Venture Entity) alleging the infringement by the Corporation, a Subsidiary or the Joint Venture Entity of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(hh)	Owned Premises. The Owned Premises are 100% beneficially owned by the Corporation or a Subsidiary (or to the best of the Corporation’s knowledge, the Joint Venture Entity), and the Corporation or the applicable Subsidiary (and to the best of the Corporation’s knowledge, the Joint Venture Entity) holds the Owned Premises under valid, subsisting and enforceable title documents and such title documents permit the Corporation and such Subsidiary (and to the best of the Corporation’s knowledge, the Joint Venture Entity) to carry on the Business thereon as currently conducted.

(ii)	Environmental and Workplace Laws. Each of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) is currently in compliance, in all material respects, with all Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. None of the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(jj)	Insurance. The Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to the Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees (and to the best of the Corporation’s knowledge, the Joint Venture Entity and its respective directors, officers and employees), and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries (or to the best of the Corporation’s knowledge, the Joint Venture Entity) under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and none of the Corporation or any Subsidiary (and to the best of the Corporation’s knowledge, the Joint Venture Entity) has failed to promptly give any notice of any material claim thereunder.

(kk)	Leased Premises. With respect to any Leased Premises, the Corporation or the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation, a Subsidiary (or to the best of the Corporation’s knowledge, the Joint Venture Entity) occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ll)	Non-Arm’s Length Matters.

(i)	None of the Corporation or any Subsidiary (and to the best of the Corporation’s knowledge, the Joint Venture Entity) is party to any arrangement, agreement or transaction with a “related party” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“Related Party”) or involved in any other non-arm’s length transaction which is required to be disclosed by Securities Laws and which is not so disclosed in the Prospectus or the documents incorporated by reference therein.

(ii)	All arrangements, agreements and transactions entered into by the Corporation and the Subsidiaries (and to the best of the Corporation’s knowledge, the Joint Venture Entity) with Related Parties and other non-arm’s length parties have been completed in material compliance with (i) the constating documents of the Corporation, the Subsidiary or the Joint Venture Entity, as applicable, and (ii) applicable corporate law, Securities Laws or valid exemptions from requirements thereunder, and all necessary corporate and regulatory approvals, consents, authorizations and filings required in connection therewith have been obtained or made.

8.	Covenants of the Corporation. The Corporation covenants and agrees with the Agent that:

(a)	Prospectus Amendments and/or Restatements. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agent promptly of the time when any subsequent amendment and/or restatement to the Base Prospectus has been filed with any Qualifying Authority and where a receipt has been issued therefor or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment, restatement or supplement to the Prospectus or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) the Corporation will submit to the Agent a copy of any amendment, and/or restatement or supplement to the Prospectus (other than a copy of any documents incorporated by reference into the Prospectus) a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Corporation will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are accessible from SEDAR) and the Corporation will cause each amendment and/or restatement or supplement to the Prospectus to be filed with the Qualifying Authorities as required pursuant to the Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to the Securities Laws, within the time period prescribed.

(b)	Notice of Cease Trade or Stop Orders. The Corporation will advise the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, if the Corporation becomes aware of the initiation or threatening of any proceeding which may result in the granting of any stop order, cease trade order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares or the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, the Corporation will use its commercially reasonable efforts to prevent the issuance of any such order or suspension, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares would be required to be delivered by the Agent under the Securities Laws but for the Exemption, the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Laws, as appropriate and as from time to time in force, or with the Qualifying Authorities pursuant to the Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with the Securities Laws, the Corporation will immediately notify the Agent to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Prospectus to comply with the Securities Laws, the Corporation will promptly prepare and file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Corporation will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request (provided that the Corporation shall not be required to deliver documents if such documents are publicly available and accessible on SEDAR).

(d)	Delivery of Prospectus. The Corporation will furnish to the Agent and its counsel (at the expense of the Corporation) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Qualifying Authorities during the period in which a prospectus relating to the Shares would be required to be delivered by the Agent under the Securities Laws but for the Exemption (including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request provided, however, the Corporation shall not be required to furnish any documents to the Agent that are available on SEDAR.

(e)	Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Prospectus, provided that the Agent covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agent.

(f)	Corporation Information. The Corporation will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and Securities Laws.

(g)	Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to the Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information (i.e., information regarding a “material fact” or “material change” that has not been generally disclosed) regarding the Corporation, the Subsidiaries or the Joint Venture Entity, taken as a whole, or the Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all reasonable expenses and fees (including HST, if applicable) in connection with the Offering, including without limitation: (i) all reasonable expenses of or incidental to the creation, issue, sale or distribution of the Placement Shares, the Exemption, and the filing of the Prospectus (including any amendment, restatement or supplement thereto), (ii) the reasonable fees and expenses of the Corporation’s legal counsel, auditors and other advisors, (iii) the reasonable fees and expenses of the Agent’s legal counsel (subject to a maximum of $90,000 excluding taxes and disbursements, in connection with the establishment of the Offering, negotiation and settlement of this Agreement and filing of the Prospectus; for greater certainty, such maximum shall exclude any fees relating to the sale of the Placement Shares pursuant to any Placement Notice in connection with the Offering and ongoing services in connection with the transaction contemplated hereunder, which reasonable fees and expenses, (subject to a maximum of $5,000 per quarter) shall be paid for or reimbursed by the Corporation); (iv) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSXV, (vi) the filing fees and expenses related to the Qualifying Authorities, and (vii) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering, excluding those out-of-pocket costs incurred by the Agent. All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectus.

(j)	Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agent to sell Placement Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Corporation will cooperate with any reasonable due diligence review conducted by the Agent or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agent or its counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(l)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering (and upon the recommencement of the Offering following any suspension of sales under Section 4), and at each Distribution Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)	Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectus relating to the Placement Shares or amends or supplements the Prospectus relating to the Placement Shares by means of an amendment or supplement but not by means of incorporation of document(s) by reference to the Prospectus relating to the Placement Shares; (ii) files or amends an annual information form, audited annual financial statements or annual management’s discussion and analysis; (iii) files or amends any interim financial statements or interim management's discussion and analysis or (iv) at any other time reasonably requested by the Agent (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agent with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its audited annual financial statements. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agent with a certificate under this Section 8(m), then before the Corporation delivers the Placement Notice or the Agent sell any Placement Shares, the Corporation shall provide the Agent with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(n)	Legal Opinions. Upon execution of this Agreement and (i) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (ii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Corporation will furnish or cause to be furnished to the Agent and to counsel to the Agent, (A) the written opinion of Bennett Jones LLP, counsel to the Corporation, such opinion letter to be substantially similar to the form attached hereto as Exhibit B, dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agent and its counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance) provided that instead of rendering opinions relating to the securities laws of the Qualifying Jurisdictions other than British Columbia (the "Local Counsel Opinions"), the Corporation may engage one or more legal counsel in the Qualifying Jurisdictions other than British Columbia to provide the Local Counsel Opinions and provided further that Local Counsel Opinions shall only be required (x) except in respect of the first Representation Date, for such other Qualifying Jurisdictions as the Agent shall request a Local Counsel Opinion for, acting reasonably; and (y) in respect of Representation Dates that relate to the filing of audited annual financial statements or interim financial statements, or in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance).

(o)	Comfort Letter. Upon execution of this Agreement and (i) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (ii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Corporation shall cause its auditors to furnish the Agent a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent, (x) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries contained in the Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent of the Corporation within the meaning of Securities Laws, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Prospectus comply as to form in all material respects with the applicable accounting requirements of the Securities Laws (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter.

(p)	Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent.

(q)	Consent to the Agent’s Trading. The Corporation consents to the extent permitted under the Securities Laws, the rules of the TSXV, the Exemption and under this Agreement, to the Agent trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agent’s own accounts provided that no such purchase or sale shall take place by the Agent while it has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by the Agent.

(r)	Transactions with Related Parties. During the term of this Agreement, the Corporation will, prior to the Corporation or any of its subsidiaries entering into any binding agreement or arrangement with a Related Party, advise the Agent promptly of such proposed agreement or arrangement and provide the Agent and Agent’s counsel with an opportunity to conduct such due diligence in respect of such proposed agreement or arrangement as the Agent and Agent’s counsel deem appropriate, acting reasonably, and in any event will accommodate the Agent’s requests in accordance with Section 8(k).

9.	Reporting Relating to Placement of Placement Shares.

The Agent will deliver to the Issuer, for each month during which Placement Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Issuer to enable the Issuer to meet its monthly reporting requirements under Securities Laws or any applicable requirements of the TSXV or any other Canadian Marketplace or the Exemption, within three (3) Business Days (or such lesser number of days as agreed to by the Parties) after the end of the month, a report stating the number of Placement Shares distributed pursuant to this Agreement during such month on the TSXV or such other Canadian Marketplace together with such information as specified in Section 3 calculated on an aggregate monthly basis. Unless Securities Laws, the applicable requirements of the TSXV or such other Canadian Marketplace or the Exemption otherwise require, the Parties agree that the Agent's report referred to in this Section 9 shall state the aggregate number of Placement Shares issued on all Settlement Dates occurring during the month together with such information as specified in Section 3 on an aggregate monthly basis. For so long as the Shares are listed on the TSXV, the Corporation will provide the TSXV with all information it requires with respect to the Offering within the timelines prescribed by the TSXV. The Corporation shall comply with any SEDAR filing requirements imposed by the Exemption.

10.	Conditions to the Agent’s Obligations.

The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to the Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)	Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent’s counsel and the Exemption shall remain in full force and effect without amendment.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the Qualifying Authorities or any other governmental, administrative or self-regulatory authority during the period of effectiveness of the Prospectus, the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Qualifying Authorities or any foreign or other Governmental Authority of any stop order suspending the effectiveness of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or documents so that, in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that an amendment to the Prospectus would be appropriate.

(c)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Corporation’s reports filed with the Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agent (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(d)	Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 8(m) on or before the date on which delivery of such certificate is required pursuant to Section 8(m).

(e)	Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 8(n) on or before the date on which such delivery of such opinions are required pursuant to Section 8(n).

(f)	Comfort Letter. The Agent shall have received the Comfort Letter required to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such letter is required pursuant to Section 8(o).

(g)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the TSXV, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the TSXV at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such market.

(h)	Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(m), the Corporation shall have furnished to the Agent such appropriate further information, certificates and documents as the Agent may reasonably request.

11.	Indemnification and Contribution.

(a)	The Corporation shall indemnify and hold harmless the Agent and the Agent’s directors, officers, partners, agents and employees (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Placement Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of: (a) any information or statement (except any information or statement relating solely to the Agent) in the Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Agent that has been provided in writing to the Corporation by or on behalf of the Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (b) any untrue statement or alleged untrue statement of a material fact in the Prospectus or any amendment thereto or any omission or alleged omission of a material fact (except facts or information relating solely to the Agent that has been provided in writing to the Corporation by or on behalf of the Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (c) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agent that has been provided in writing to the Corporation by or on behalf of the Agent specifically for inclusion therein) in the Public Record (as defined below), preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces of Canada; (d) the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein. “Public Record” means all documents incorporated by reference in the Prospectus and all information filed by or on behalf of the Corporation with the Qualifying Authorities after December 31, 2017, in compliance, or intended compliance, with applicable Securities Laws.

The Agent agrees to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Agent that has been provided in writing to the Corporation by or on behalf of the Agent specifically for inclusion therein contained in the Prospectus (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Corporation acknowledges that the name of the Agent set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Prospectus.

(b)	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11(a) is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Agent on the other hand from the distribution of the Placement Shares; or

(ii)	if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Agent on the other hand in connection with the matters or things referred to in Section 11(a) which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agent shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Agent on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Corporation is to the Placement Fee received by the Agent. The relative fault of the Corporation on the one hand and of the Agent on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 11(a) which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agent and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 11(a). The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 11(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 11(b).

Notwithstanding the provisions of this Section 11(b), no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c)	If any matter or thing contemplated by this Section 11 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Agent of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Section 11 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute the Agent as trustee, for the Agent’s directors, officers, partners, agents and employees, and each person who controls the Agent of the covenants of the Corporation under Sections 11(a) and 11(b) with respect to the Agent’s directors, officers, partners, agents and employees, and each person who controls any Agent, and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of the Agent shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by the Agent, the Corporation agrees to pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d)	The rights provided in this Section 11 shall be in addition to and not in derogation of any other right which the Agent may have by statute or otherwise at law.

12.	Representations and Agreements to Survive Delivery.

All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.	Termination.

(a)	The Corporation shall have the right to terminate this Agreement with the Agent in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect notwithstanding such termination.

(b)	The Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect notwithstanding such termination.

(c)	Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) April 13, 2021 and (ii) the issuance and sale of all the Placement Shares through the Agent on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agent in connection with any sale of securities of the Corporation or to pay any compensation to the Agent other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters before (except with respect to the sale of securities hereunder), from and after the termination date with no continuing obligation to the Agent.

14.	Notices.

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agent, shall be delivered to:

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, Ontario

M5H 1J8

Attention: Kyle Gould

Email: kgould@gmpsecurities.com

With a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000
Commerce Court West

Toronto, Ontario

M5L 1A9

Attention: Michael Hickey

Email: michael.hickey@blakes.com

or if sent to the Corporation, shall be delivered to:

Emerald Health Therapeutics, Inc.

210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8

Attention: Avtar Dhillon

Email: ad@idhillon.com

With a copy to:

Bennett Jones LLP

1066 West Hastings Street, Suite 2600

Vancouver, British Columbia

V6E 3X1

Attention: James D. Beeby

Email: beebyj@bennettjones.com

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or, subject to clause (iv) below, by e-mail on or before 4:30 p.m., Pacific time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email and the sender receives an auto-reply in respect of such email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply (which confirmation shall be deemed given at the time it is sent or delivered, as applicable). For purposes of this Agreement, “Business Day” shall mean any day on which the TSXV is open for business.

15.	Consent to Jurisdiction.

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by the Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any British Columbia court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.	Successors and Assigns.

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17.	Adjustments for Share Splits.

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Shares.

18.	Entire Agreement; Amendment; Severability.

This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof, including any engagement letter agreement(s) entered into prior to the date of this Agreement. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.	Applicable Law.

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

20.	Waiver of Jury Trial.

The Corporation and the Agent hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.	Absence of Fiduciary Duties.

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agent has not been engaged by the Corporation to provide, and has not provided, financial advisory services in connection with the terms of the Offering nor have the Agent assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agent shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

22.	Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including the Cannabis Act (including any predecessor legislation), the CDSA and the NCR;

(b)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(c)	“Base Prospectus” has the meaning given thereto in Section 6 hereof;

(d)	“Business” means the business of the Corporation and/or its subsidiaries of cultivating, producing, developing and selling cannabinoid-based products;

(e)	“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and its subsidiaries, as the case may be, in connection with the Business;

(f)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(g)	“Cannabis Act" means the Cannabis Act (Canada), as amended from time to time and as the same may come into force, and includes all written publicly available notices, guidance, guidelines and ancillary rules or regulations promulgated thereunder or in connection therewith;

(h)	“CDSA” means the Controlled Drugs and Substances Act (Canada) as the same may be amended, modified or replaced from time to time, and includes all written publicly available notices, guidance, guidelines and ancillary rules or regulations promulgated thereunder or in connection therewith;

(i)	“Comfort Letter” has the meaning given thereto in Section 8(o) hereof;

(j)	"Designated News Release" means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation's determination, constitutes a material fact (as such term is defined under Securities Laws) and is identified as a "designated news release" on the face page of such news release that is filed by the Corporation on SEDAR;

(k)	“Distribution Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(l)	“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

(m)	“Exemption” means the exemptive relief decision dated March 19, 2019 obtained by the Corporation pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Securities Laws with respect to the Offering;

(n)	“Final Base Prospectus” means the final short form base shelf prospectus of the Corporation dated March 13, 2019;

(o)	“Final Receipt” has the meaning given thereto in Section 6 hereof;

(p)	“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, including Health Canada;

(q)	“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

(r)	“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 11(a) hereof;

(s)	“Initial Comfort Letter” has the meaning given thereto in Section 8(o) hereof;

(t)	“Joint Venture Entity” means Pure Sunfarms Corp. (which entity amalgamated with Pure Sunfarms Canada Corp. on January 23, 2019);

(u)	“Leased Premises” means all premises which the Corporation, any Subsidiary and/or the Joint Venture Entity occupies as a tenant;

(v)	“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

(w)	“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise), prospects or condition (financial or otherwise) of the Corporation and its subsidiaries considered on a consolidated basis;

(x)	"material change" and "material fact" have the meaning given thereto in the Securities Laws;

(y)	“NCR” means the Narcotic Control Regulations (Canada) as the same may be amended, modified or replaced from time to time, and includes all written publicly available notices, guidance, guidelines and ancillary rules or regulations promulgated thereunder or in connection therewith;

(z)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(aa)	“NI 21-101” means National Instrument 21-101 – Market Operations;

(bb)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(cc)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(dd)	“Offering” has the meaning given thereto in Section 1 hereof;

(ee)	“Owned Premises” means the real property owned by the Corporation, the Subsidiaries and the Joint Venture Entity, including the 75,000 square foot indoor grow facility owned by Verdélite Sciences, Inc. located in Saint-Eustache, Quebec and the real property owned by Avalite Sciences Inc., located in Langley, British Columbia;

(ff)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(gg)	“Placement Fee” has the meaning given thereto in Section 2(a)(i) hereof;

(hh)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(ii)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(jj)	“Preliminary Base Prospectus” means the (i) amended and restated preliminary short form base shelf prospectus of the Corporation dated February 26, 2019 filed with the Qualifying Authorities in each of the provinces of Canada except Quebec and (ii) the preliminary short form base shelf prospectus dated February 26, 2019 filed with the Qualifying Authority in Quebec;

(kk)	“Prospectus” means the Prospectus Supplement (and any additional prospectus supplements relating to the Offering and prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Securities Laws) together with the Base Prospectus;

(ll)	“Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(mm)	“Public Record” has the meaning given thereto in Section 11(a) hereof;

(nn)	“Qualifying Authorities” means the securities regulatory authorities in each of the provinces of Canada;

(oo)	“Qualifying Jurisdictions” means each of the provinces of Canada;

(pp)	“Representation Date” has the meaning given thereto in Section 8(m) hereof;

(qq)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(rr)	“Securities Laws” means the applicable securities legislation, rules and regulations and policies of Qualifying Authorities, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities as modified by the Exemption;

(ss)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(tt)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(uu)	“Shares” has the meaning given thereto in Section 1 hereof;

(vv)	“Shelf Procedures” has the meaning given thereto in NI 44-102;

(ww)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(xx)	"Subsidiaries" means, Verdélite Sciences, Inc., Verdélite Property Holdings, Inc. Emerald Health Therapeutics Canada Inc., Emerald Health Naturals Inc. and Avalite Sciences Inc. and "Subsidiary" means any one of them;

(yy)	“Trading Day” means any day on which the TSXV is open for trading; and

(zz)	“TSXV” means the TSX Venture Exchange.

23.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

EMERALD HEALTH THERAPEUTICS, INC.

Per:
Name: Avtar Dhillon
Title: President, Executive Chairman and Director

ACCEPTED as of the date first-above written:

GMP SECURITIES L.P.

Per:
Name: Kyle Gould
Title: Director

SCHEDULE 1

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Avtar Dhillon, Executive Chairman and President	ad@emerald.life	Office: 858-361-4499 Cell: 858-361-4499
Rob Hill, Chief Financial Officer	rhill@emeraldhealth.ca	Office: 800.757.3536 ext 722 Cell: 778.988.7277

The Authorized Representatives of GMP are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kyle Gould	kgould@gmpsecurities.com	Office: 416-943-6606 Cell: 416-627-8310

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Emerald Health Therapeutics, Inc. (the “Corporation”), a company incorporated under the Business Corporations Act (British Columbia), do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(m) of the Equity Distribution Agreement dated March 27, 2019 (the “Distribution Agreement”) between the Corporation and GMP Securities L.P. and without personal liability, that, to the best of my knowledge that:

(i)       Except as set forth in the Prospectus, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)       The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	By:
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION’S COUNSEL[1]

1	The Corporation is a corporation incorporated and existing under the laws of the Province of British Columbia and is, with respect to the filing of annual reports with the Registrar of Companies for British Columbia, in good standing.

2	The Company has the corporate power to conduct its business as described in the Prospectus.

3	Each of Emerald Health Therapeutics Canada Inc., Verdélite Sciences, Inc., Verdélite Property Holdings, Inc., Avalite Sciences Inc., Emerald Health Naturals Inc., Pure Sunfarms Corp. and Pure Sunfarms Canada Corp. (individually a “Subsidiary”) is a corporation incorporated and existing under the jurisdiction of its incorporation and has the corporate power to conduct its business as described in the Prospectus.

4	The Corporation has the corporate power and authority to sign and file the Prospectus and the Prospectus has been duly authorized, executed and delivered.

5	The Corporation has the corporate power and authority to enter into and deliver this Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and this Agreement has been duly authorized, executed and delivered by the Corporation, and such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (the “Applicable Law”).

6	The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under this Agreement will not contravene any provisions of (i) the notice of articles or articles of the Corporation, (ii) Applicable Law applicable to the Offering, excluding the Corporation’s and any Subsidiary's specially regulated activities (as to which such counsel need express no opinion and (iii) any of the contracts listed on Schedule A hereto on the part of the Corporation.

7	The authorized share capital of the Corporation consists of an unlimited number of common shares and preferred shares, of which [ ] common shares and [ ] preferred shares are currently issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation.

8	The attributes and characteristics of the Placement Shares conform in all material respects with the descriptions thereof in the Prospectus.

9	Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Shares.

10	The Placement Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement at the applicable Settlement Date, once the Corporation has received delivery of payment of the purchase price therefor, the Placement Shares will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation.

11	No consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required under applicable securities laws for the execution, delivery and performance by the Corporation of this Agreement or the consummation by the Corporation of the transactions contemplated therein, except such as may have been made or obtained.

_____________________________________

[1] BJ Note: Final form of opinion under consideration by opinions committee.

12	The Shares are listed and posted for trading on the TSXV and the TSXV has conditionally approved the listing and posting for trading of Placement Shares having an aggregate gross purchase price of up to $●, subject to the Corporation fulfilling all of the requirements of such exchange.

13	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Qualifying Jurisdictions through registrants duly registered under the Securities Laws who have complied with the relevant provisions of such laws.

14	the statements in the Prospectus under the caption “Eligibility for Investment” with respect to Canadian federal income tax fairly summarizes the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto.

15	Subject to the specific limitations and qualifications stated or referred to therein and applicable thereto, the Placement Shares are qualified investments as of the date hereof for certain tax-deferred plans as set forth under the caption “Eligibility for Investment” in the Prospectus.

In giving the opinions described above, such counsel may (A) state that the opinions above are limited to the laws of each of the provinces of Canada and the federal laws of Canada applicable therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

SCHEDULE A TO EXHIBIT B

[Schedule A to reflect material agreements as identified in the annual information form of the Company which is current at the time the opinion is delivered.]